

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

April 19, 2019

Gary L. Carano
Executive Chairman of the Board of Directors
Eldorado Resorts, Inc.
100 West Liberty Street, Suite 1150
Reno, Nevada 89501

> **Re: Eldorado Resorts, Inc.**
> **PRER14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on April 18, 2019 by Eldorado Resorts, Inc.**
> **File No. 001-36629**

Dear Mr. Carano,

We have reviewed the above-captioned filing, and have the following comment. Our comment may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 14A, Amendment No. 1

1. We note the response provided in reply to our prior comment number two in our correspondence dated April 16, 2019. Notwithstanding the registrant's intent to offer disclosure in the referenced Notice regarding the availability of the registrant's Annual Report, Rule 14a-3(b)(10) requires a specified disclosure within the proxy statement or the annual report. The term "proxy statement" is defined in Rule 14a-1(g), and such term does not include the Notice or any other unspecified "proxy materials." Please revise or advise.

*   *   *

We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Edmund L. Quatmann, Jr., Secretary
        Deborah R. Conrad, Esq.